June 22, 2012

Monica J. Shilling, Esq.
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067

Re: Ares Capital Corporation
       File Nos. 333-181563 and 814-00663

Dear Ms. Shilling,

       On May 21, 2012, you filed a registration statement on Form N-2 for Ares Capital Corporation (the"Fund") in connection with the shelf registration of its common stock, preferred stock, debt securities, subscription rights, warrants, and units. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Cover Page

1.   The fifth paragraph of the cover page states that the securities may be offered at prices and on terms to be described in one or more supplements to the prospectus. Please include in the registration statement a form of prospectus supplement for each type of security registered.

Prospectus Summary — The Company — Overview (Page 2)

2.   The third paragraph on this page states that the instruments in which the Fund invests are typically not rated by a rating agency, but would likely be rated below investment grade. Please include the term "junk bonds" in the description of these investments, and briefly describe the speculative nature of these types of issues.

Prospectus Summary — Offerings (Page 13)

3. The second paragraph of this section indicates that it was expected that the 2012 annual stockholders meeting would take place on June 6, 2012. Please update the registration statement to reflect the results of that meeting.

Fees and Expenses (Page 16)

4. In the third sentence of the first paragraph of this section, stockholders are advised that, depending on context, "you," "us," "we," "Ares Capital," and "the Company" all refer to the stockholder. Since this is very confusing, and potentially misleading, please delete this sentence.

5. The second line item in the table of Stockholder transaction expenses states "Sales load paid by us." Since all stockholder transaction expenses are paid either directly or indirectly by stockholders, please delete the words "paid by us" from this line item. See Item 3 of Form N-2.

6. The heading of the table of annual expenses uses the caption "Estimated annual expenses (as a percentage of consolidated net assets attributable to common stock)." Also, the line item for the Fund's total annual expenses uses the caption "Total annual expenses (estimated)." Please delete the word "estimated" from both of these captions. See Item 3 of Form N-2. Additionally, the term "consolidated" is used in the heading of this table. Please explain to us what is being consolidated.

7. The table of annual expenses shows Acquired Fund Fees and Expenses of 0%. Since footnote (10) to the fee table indicates that the Fund invests in holdings that would normally be expected to result in Acquired Fund Fees and Expenses, please confirm to us that the amount reflected in the table is correct.

8. The last paragraph of footnote (7) states that the line item "Incentive fees payable under investment advisory and management agreement" does not include the accrual for a capital gains incentive fee of $5.7 million for the three months ended March 31, 2012. Since the fee table is required to be based on the Fund's financial statements, please include the $5.7 million capital gains incentive fee in the "Incentive fees payable under investment advisory and management agreement" line item.

Business — General (Page 92)

9. The second to the last paragraph on page 93 of this section states that the Fund and GE co-invest though an unconsolidated vehicle, the SSLP. This section further states, on page 94, that the SSLP relies on the exception from the definition of "investment company" set forth in Rule 3a-7 under the Investment Company Act. Rule 3a-7 is an exception from the definition of "investment company" for issuers of asset-backed securities. Please provide us with an analysis explaining why the SSLP may rely on Rule 3a-7. In addition, please inform us (i) whether the SSLP has a line of credit or other arrangements to borrow from banks or other financial institutions; (ii) whether the Fund may be liable for any obligations of the SSLP; and (iii)

whether the Fund has sold or otherwise transferred any of its assets to the SSLP. We may have additional comments after reviewing your response.

Management — Biographical Information and Discussion of Experience and Qualifications, etc. (Page 123)

10.   Please clarify the disclosure in this section to provide any directorships held by each director during the past five years. See Item 18.6(b) of Form N-2.

Investment Advisory and Management Agreement — Administration Agreement (Page 147)

11.   The first paragraph of this section describes an administration agreement with Ares Operations which was extended until June 1, 2012. Please update this disclosure to describe the Fund's current administration agreement.

Description of Our Subscription Rights — General (Page 175)

12.   Please disclose in this section that the Fund will not offer any subscription rights under this prospectus or an accompanying prospectus supplement without first filing a new post-effective amendment to the registration statement. Please also provide similar disclosure in the section entitled "Description of Our Units" (page 190) with regard to any offering of units. Additionally, please include in Part C of the registration statement an undertaking to file a post-effective amendment to the registration statement on Form N-2 with respect to any offerings of subscription rights or units.

Legal Matters (Page 207)

13.   This section states that the legality of the securities offered will be passed upon by Proskauer Rose LLP, Los Angeles, California, and Venable LLP, Baltimore, Maryland. Please include in Part C of the registration statement an undertaking that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement.

December 31, 2011 Consolidated Schedule of Investments (Page F-10)

14.   The Senior Secured Loans for the entity "R3 Education, Inc. and EIC Acquisitions Corp." will mature in April 2013, and were valued at 186% of par value on December 31, 2011, and 240% of par value on March 31, 2012. Please explain to us the valuation method used to determine the fair values of these holdings on December 31, 2011 and March 31, 2012.

Notes to Consolidated Financial Statements As of December 31, 2011 — 4. Investments — *SSLP* (Page F-62)

15.   Please provide us with a detailed accounting analysis, with specific references to Generally Accepted Accounting Principles, supporting the Fund's position of not consolidating the Senior Secured Loan Fund LLC (the "SSLP") into the Fund's financial statements. In your analysis, please include a discussion of the classification of the SSLP (<u>e.g.</u>, investment company, asset-backed financing entity, etc.).

        Additionally, the Fund's investment in the SSLP represented a significant portion of the Fund's total assets and net assets at both December 31, 2011, and March 31, 2012. Please provide us with an analysis of the Fund's position of not including the financial statements of the SSLP with the registration statement. <u>See</u> Regulation S-X 3-09 (including the three tests described in Regulation S-X 1-02(w)). Also, please provide us with a detailed analysis showing the Fund's compliance with the limitations on investing in non-qualifying assets under Section 55(a) of the Investment Company Act of 1940 (the"1940 Act").

16.   The last sentence of this section states that the Company is entitled to certain sourcing and management fees in connection with the SSLP. Please explain to us the details of these fee arrangements. Please also explain to us any fees paid by the Fund regarding the management of the SSLP, and whether those fees are reflected in the fee table.

Notes to Consolidated Financial Statements as of March 31, 2012 — 4. Investments — SSLP (Page F-145)

17.   The last paragraph of this section states that, effective March 30, 2012, Ares Capital Management, the Fund's investment adviser, assumed from the Fund the role of co-manager of the SSLP. Inasmuch as both the Fund and SSLP are advised by Ares Capital Management, the Fund and SSLP appear to be under common control. Please explain to us (i) why investments by the Fund in SSLP after March 30, 2012 will not violate Section 57(a)(1) of the 1940 Act, and (2) why this arrangement is not a joint transaction prohibited by Section 57(a)(4) of the 1940 Act. In addition, Section 57(k)(1) of the 1940 Act provides that it shall be unlawful for any affiliated person of a business development company to accept compensation (other than a regular salary or wages from the business development company) for the purchase or sale of any property to or for such business development company or any controlled company thereof, except as an underwriter or broker.   Please explain to us whether the Fund's investment adviser receives any compensation related to its role of co-manager of the SSLP and, if so, why this compensation arrangement should not be deemed a violation of Section 57(k)(1).

GENERAL COMMENTS

18.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

19.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

20.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

21.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

22.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    •   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney